UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-25705

CUSIP NUMBER— 36229U102

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 3, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GSI Group Inc.
Full Name of Registrant

Former Name if Applicable

125 Middlesex Turnpike
Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts 01730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 4, 2008, GSI Group Inc. (the “Company) announced that it had identified errors in the recognition of revenue from sales to a customer in the first and second fiscal quarters of 2008 in the Company’s Semiconductor Systems Segment and that the Company’s previously issued financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 28, 2008 and June 27, 2008 should no longer be relied upon. Additionally, the Company disclosed that the Audit Committee of the Board of Directors (the “Audit Committee”) was conducting a review of sales transactions in the Company’s Semiconductor Systems Segment along with other sales transactions that contain arrangements with multiple deliverables for fiscal years 2007 and 2008. On February 2, 2009, the Company announced that its previously issued interim and annual historical financial statements for fiscal year 2007 should no longer be relied upon and that the Audit Committee had expanded the scope of its review of Semiconductor Systems sales transactions to include fiscal year 2006. Thereafter, on March 30, 2009, the Company announced that its previously issued interim and annual historical financial statements for fiscal year 2006 should no longer be relied upon.

The Company is evaluating the results of the Audit Committee’s recently concluded review and assessing the adjustments to be made to the financial statements which will be included in its Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2009 (the “Quarterly Report”). Accordingly, because preparation of the financial statements for the Quarterly Report and the restatement of previously issued financial statements are not yet complete, the Company is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sergio Edelstein	(781) 266-5700
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 26, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

The Company is diligently working to complete the restatement of the previously issued financial statements for fiscal years 2006, 2007 and 2008. Until the restated financial statements are complete, a narrative and quantitative estimate of the anticipated change in the results of operations compared to the corresponding period for the last fiscal year cannot be made.

GSI Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2009	By	/s/ Sergio Edelstein
Sergio Edelstein
President and Chief Executive Officer